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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

     For the month of December 2003
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                                  Kookmin Bank
                                  ------------

                 (Translation of registrant's name into English)

             9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703
             ------------------------------------------------------
                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  X   Form 40-F
                                     ---            ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    -----


     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    -----


     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes       No  X
                                     ---      ---




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                   Ownership Structure Changes of Kookmin Bank

On December 19, 2003, our ownership structure changed as a result of the Korean government's sale of all of our common shares. Prior to this disposal, the Korean government was our largest single shareholder and held 30,623,761 shares of our common stock.

In terms of voting rights, ING Bank N.V. Amsterdam is the largest shareholder, which is entitled to exercise its voting rights as a one entity. As of June 17, 2003, our latest shareholders' registry closing date, it holds 12,716,691 shares, approximately 3.78% of our common stocks.

We will update our ownership information once this information is confirmed after closing the shareholders' registry in connection with our annual shareholders' meeting for the fiscal year 2003.

As of December 19, 2003, we hold 31,016,623 shares, or approximately 9.22% of the total issued common stock as treasury stock as a result of our purchase of most of our shares of common stock held by the Korean government.




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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Kookmin Bank
                                              -------------------------------
                                              (Registrant)

     Date: December 19, 2003                  By: /s/ Jong-Kyoo Yoon
                                              -------------------------------
                                              (Signature)

                                              Name:   Jong-Kyoo Yoon
                                              Title:  Executive Vice President &
                                                      Chief Financial Officer




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